UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
          UNDER SECTION 12(g) of the Securities Exchange Act of 1934

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

                              NTECH CORPORATION

ITEM 1. DESCRIPTION OF BUSINESS

NTECH Corporation (hereinafter referred to as "NTECH" or the "Company"), is a development stage company that was incorporated in Delaware on July 29, 1997. The Company was initially funded through a Regulation 504D offering, and was listed on the Over-The-Counter Bulletin Board on Dec. 24, 1997 under the symbol NTEH. Its principal business is the development of enabling technology products and applications to transition from micro to nano scale for both miniaturized electrical products and molecularly and atomically assembled substances. NTECH's primary targeted industry is Nanotechnology or "micro-miniaturization." Nanotechnology involves the disciplines of chemistry, physics, biology, electrical engineering, computer science, and material science.

Microtechnology, which is the prevalent existing scale, is in the order of magnitude of one-millionth or 10-6, whereas nanotechnology is one-billionth or 10-9. Within this measurement or "order of magnitude" exists individual molecules / atoms. The technology to completely manipulate molecules / atoms has not yet been perfected. Enabling technology being developed by NTECH should facilitate realization of the efficient processes to assemble and replicate atoms, hence molecules, which potentially will revolutionize existing technologies and markets.

Products

NTECH has enabling technology products at different stages of development.
The Company has a patent pending for an optical reader to read invisible encoded microparticles. These encoded microparticles could potentially be used for security identification. This microparticle has market potential for use as a security feature in identification documents (passports, drivers licenses), stock certificates, bonds, currency, and negotiable instruments (checks, travelers checks). The Company is also in the process of developing an electron isolation technology that could effectively destroy pollution vapors, such as Styrene.

The Company's strategy for marketing and sales will include distributors, independent representatives and direct sales. The mix of each will vary by product. Management intends to license the use of the emissions cleaning processes.

Market Analysis

The existing and prospective growth markets for NTECH's products and process applications are large dollar volume and, mostly, growing at reasonable to rapid rates. Management believes its technology driven strategy in Nanotechnology, combined with the unique, proprietary product features and capabilities, should secure acceptance in the marketplace.

Research and Development

For the last two fiscal years, the Company has spent approximately $224,000 on research and development activities.

NTECH Corporation has established the Institute of Applied Physics ("IAP"), a California corporation, to receive grant funding in the fields of nano-physics, artificial intelligence application development, chemistry, nanoelectromechanical systems ("NEMS"), microelectromechanical systems ("MEMS"), material sciences and other collective, scientific development of enabling technologies to Nanotechnology.

IAP will also conduct portions of NTECH's long term research and development programs, which will facilitate the commercialization of advanced products in the field.

Competition

The level and size of competition the Company faces varies by targeted market Segments. Many of the Company's competitors are more established, benefit from market recognition and have greater financial, production and / or marketing resources than NTECH.

Recent Events

On March 21, 2000, the Board of Directors and the required number of shareholders of NTECH Corporation duly authorized that the previously issued Common Stock of the Corporation (the "Old Common Stock") be automatically converted into Common Stock at the rate of one (1) share of Common Stock for each ten (10) shares of Old Common Stock (the "Conversion Rate"). This reverse Split of the Corporation's Old Common Stock shall become effective at 11:59 p.m. on April 3, 2000 (the "Conversion Date"). From and after the Conversion Date, each outstanding certificate that prior to the Conversion Date represented Old Common Stock shall be deemed for all corporate purposes to evidence the ownership of the whole number of duly issued and outstanding shares of Common Stock into which the shares of Old Common Stock which, prior to the Conversion Date, were represented thereby, have been so converted, and upon surrender of such certificate to the Corporation the holder shall be entitled to receive in exchange therefor a certificate or certificates representing the whole number of shares of Common Stock into which the shares of Old Common Stock theretofore represented by such certificate shall have been converted.

On March 23, 2000, the Board of Directors of NTECH Corporation and the required number of shareholders duly authorized and amended the Certificate of Incorporation changing the name of the Corporation to Molecular Robotics, Incorporated.


ITEM 2. DESCRIPTION OF PROPERTY

The Company has an office in Los Angeles, California. As of December 31, 1999 the Company did not own any real property.


ITEM 3. LEGAL PROCEEDINGS

On June 16, 1999, the Company filed suit (Case No. 813370-6) in the Superior Court for the State of California, County of Alameda, against a former Officer and Director, Ezekiel Kruglick, for Trade Secret Misappropriation, Conversion, Fraud, Breach of Contract and Breach of Fiduciary Duty. The suit involves NTECH Corporation, a Delaware Corporation, Plaintiff, versus Ezekiel Kruglick and DOES 1-10, inclusive, Defendants.

The Company has sought the following relief:

a. A temporary restraining order to be followed by a preliminary injunction during the pendency of this action and a permanent injunction thereafter, restraining and enjoining Defendant Kruglick and all those acting in concert or participation with him from using or disclosing Plaintiff's Confidential Information.

b. An order requiring Defendant Kruglick to forthwith turn over to Plaintiff any tangible document or thing in whatever form in Defendant's possession, custody or control which contains Plaintiff's Confidential Information, including but not limited to all documents and things relating to his research and development of StuffDust, CMOS switches, voltage conversion devices and micro-relay switches.

c. An order requiring Defendant Kruglick to forthwith transfer and return to NTECH all NTECH stock held by Defendant for services not provided to NTECH.

d. An award of damages in an amount to be determined by the trier of fact.

e. An order of punitive damages in an amount to be assessed by the trier of fact.


ITEM 4. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The registrant's securities are traded Over-The-Counter ("OTC) operated by the National Association of Securities Dealers, Inc. under the symbol NTEH. The registrant's securities began trading on the OTC on December 24, 1997.

Holders

As of 12/31/1999, there were 82 shareholders of Common Stock in the Company, and 12,931,500 shares of Common Stock outstanding.

Dividends

There have been no cash dividends declared on any shares of common equity in the Company since the inception of the Company to present.


ITEM 5. DESCRIPTION OF SECURITIES

Common Stock

Warrants - At present, there are no outstanding warrants to purchase equity in the Company.

Options - At present, there are no options outstanding that can be exercised to purchase equity in the Company.

Convertible Stock - At present, there is no convertible stock.

Selling Security Holders - There are no securities to be registered for the account of any security holders.

Except as otherwise provided by the Company's Certificate of Incorporation or By-Laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting.

IMPORTANT INFORMATION ON PENNY STOCKS

Generally, penny stock is a security that:

Is priced under five dollars;

Is NOT traded on a national stock exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks);

May be listed in the "pink sheets" or the NASD OTC Bulletin Board;

Is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.

FOR MORE INFORMATION ABOUT PENNY STOCKS, contact the Office of Filings, Information, and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, NW., Washington, DC 20549, (202) 272-7440. For detailed information on Penny Stocks, please refer to General Rules and Regulations promulgated under the Securities Exchange Act of 1934, Rule 15g-1 through 15g-6.


ITEM 6. PLAN OF OPERATION

RESULTS OF OPERATIONS

The Company incurred a loss of ($86,088) for its first year of development activity ended June 30, 1998 and ($171,930) for the year ended June 30, 1999. Through December 31, 1999, the Company had incurred a loss of ($246,818). For the next twelve months, the Company plans to raise additional capital to sustain its operations and research and development by continuing to issue restricted shares of Common Stock for cash, including but not limited to the issuance of shares in a Private Placement Memorandum. The Company will use the additional capital raised to further the development of its optical reader and electron isolation technology. At this time, the Company does not foresee any significant changes in the number of employees.


ITEM 7. FINANCIAL STATEMENTS

The selected financial data presented below has been derived from the financial statements of the Company. The following table summarizes certain financial information and should be read in conjunction with "PLAN OF OPERATION" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information below may not be indicative of the Company's future results of operations.



                                      December 31, 1999      December 31, 1998
                                         (Unaudited)            (Unaudited)

Statement of Operations Data:
   Revenue                                     0                      0
   Operating Expenses                    247,137                150,575
   Net Loss                             (246,818)              (150,304)
   Net Loss Per Share                      (.019)                 (.013)

Balance Sheet Data:
   Current Assets                            563                  5,039
   Total Assets                          172,503                 97,118
   Total Stockholders Equity             122,303                 97,118


                                      June 30, 1999          June 30, 1998

Statement of Operations Data:
   Revenue                                    0                       0
   Operating Expenses                   171,956                  86,334
   Net Loss                            (171,930)                (86,088)
   Net Loss Per Share                     (.015)                  (.012)

Balance Sheet Data:
   Current Assets                        3,989                    6,363
   Total Assets                        151,759                   37,313
   Total Stockholders Equity           126,059                   37,313


CASH CONTRIBUTIONS

Upon organization of the Company, there was an initial $450 paid in capital. In exchange for these funds, the Company issued 4,500,000 shares to the founders which were disbursed as follows:



Gain Integrated Systems, Inc.(1)      2,430,000 shares
Thomas P. McCarthy                      450,000 shares
Ezekiel Kruglick                      1,620,000 shares(2)

(1) Susan Brana is the owner of record
(2) Shares have been rescinded


The following is a list of cash contributions made by officers, directors, promoters and affiliated persons made subsequent to the organization of the Company, and made for the purpose of acquiring common equity in the Company:



Shareholder                 Cash Contribution       No. of Shares Issued

Gain Integrated
Systems, Inc. (1)           $148,000                1,305,000

(1) Susan Brana is the owner of record



ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS

Susan Brana; 46 years old; Chairman of the Board since July 1997

Susan Brana is an entrepreneur in technology companies. Ms. Brana also has broad experience in securities compliance and commercial / investment banking. She has been with NTECH (founder) for the past three years, and was the owner / operator of Alt Capital, a broker dealer in Los Angeles, for the three years prior to founding NTECH.

Thomas McCarthy; 31 years old; Director since July 1997

Mr. McCarthy is a software developer and web page designer. He has been with NTECH (founder) for the past three years. Prior to that, he was the President of Minus 9, Inc., a company involved in the development of nanotechnologies, for two years.

Alan Cade; 43 years old; Director since December 1998.

Alan Cade has been with Dugan & Associates, a highly regarded construction management company in Los Angeles, CA., for over 10 years, and is currently the Senior Vice President with them.

EXECUTIVE OFFICERS

Mark Kaeller has been with NTECH for two years. He has ten years of commercial banking management and operations experience. Prior to his work with NTECH, Mr. Kaeller was an A.V.P. at Sanwa Bank for one year and an A.V.P. at Wells Fargo Bank for two and a half years.

SIGNIFICANT EMPLOYEES

There are no other employees to mention that will make a significant contribution to the Company at this time.


ITEM 9. EXECUTIVE COMPENSATION

Following is the amount of cash and stock compensation for executives of the Company since inception through December 31, 1999.

Thomas McCarthy - 500,000 shares
Mark Kaeller - 600,000 shares


                  SUMMARY COMPENSATION TABLE



Name and                                          Restricted
Principle Position          Years     Salary      Stock Awards

Thomas McCarthy             1997-9    $0          500,000 shares
Executive Vice President,
Chief Information Officer

Mark Kaeller                1997-9    $0          600,000 shares
Executive Vice President,
Chief Operating Officer



ITEM 10. SECURITY OWNERSHIP INTEREST OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the Common Stock ownership of each person known by the company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually, and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.



Title         Name and address        Amount and nature        Percent
Of Class      of beneficial owner     of beneficial ownership  Of Class

Common        Gain Integrated         6,521,466                50.43%
Stock         Systems, Inc.(1)
              1015 Gayley Ave.
              No. 387
              Los Angeles, CA. 90024

Common        Thomas McCarthy         1,400,000                10.83%
Stock         163 N. Marengo Ave.
              No. 217
              Pasadena, CA. 91101

Common        Alan Cade                 410,000                 3.17%
Stock         15445 Ventura Blvd.
              No. 273
              Sherman Oaks, CA. 91403

All Officers
And Directors
As A Group                            8,931,466                69.07%



ITEM 11. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONTACTS

Transfer Agent

Interwest Transfer Company, Inc.
Kristi Kunz
P.O. Box 17136
1981 E. 4800 S.
Suite 100
Salt Lake City, UT.  84117-5126
(801) 272-9294 Tel.
(801) 277-3147 Fax

Market Maker

Sierra Brokerage
Merv Roland or Jeff Richardson
2000 Bethel Rd.
Columbus, OH.  43220
(614) 442-9400 Tel.
(614) 442-9486 Fax

Certified Public Accountant

Kevin G. Breard, CPA, An Accountancy Corporation
9010 Corbin Ave.
Suite 7
Northridge, CA.  91324
(818) 886-0940 Tel.
(818) 886-1924 Fax

RECENT SALES OF UNREGISTERED SECURITIES

Since inception through December 31, 1999, pursuant to Reg. 504 of the Securities Act of 1933, the Company has issued 6,116,500 shares of Common Stock for a total of $307,418. With respect to these shares of Common Stock issued by the Company, the Company believes that these transactions did not involve any public offering, in as much as all these shares were issued to the Company's Officers, Directors and others, who purchased the shares for investment purposes only and not with a view to further public distribution. Further, no commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares, all Company information was made available to said purchasers, and said purchasers were required to execute a subscription agreement restating the aforementioned, among other things. Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation states the following:

"No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit."

The Company's By-Laws, Section IX, .01 states the following:

"The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in such a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful."


/s/ SUSAN M. BRANA
Susan M. Brana
Chairman of the Board of Directors

Financial Information

INTERIM STATEMENTS (UNAUDITED)

In the opinion of the Management, the interim financial statements include all adjustments necessary to make these financial statements in no way misleading. The information below may not be indicative of the Company's future results of operations.



                               NTECH Corporation
                           Condensed Balance Sheets



                                        December 31, 1999    December 31, 1998
                                           (Unaudited)           (Unaudited)

CURRENT ASSETS

Cash and cash equivalents                       563                 5,039

TOTAL CURRENT ASSETS                            563                 5,039

Machinery & Equipment, net of
accumulated depreciation                    171,940                89,379
Loans receivable                                  -                 2,700

TOTAL ASSETS                                172,503                97,118


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Loan payable                                 50,200                     -

TOTAL CURRENT LIABILITIES                    50,200                     -

TOTAL LIABILITIES                            50,200                     -


SHAREHOLDERS' EQUITY

COMMON STOCK, par value $.0001 per share,
authorized 50,000,000 shares, issued and
outstanding 12,931,500 shares at 12/31/99
and 11,262,750 shares at 12/31/98             1,293                 1,126
Additional Paid-in Capital                  367,828               246,296
Accumulated deficit during the
developmental stage                        (246,818)             (150,304)

TOTAL STOCKHOLDERS' EQUITY                  122,303                97,118

TOTAL LIABILITIES AND EQUITY                172,503                97,118





                              NTECH CORPORATION
                       Condensed Statements of Income



                                        December 31, 1999    December 31, 1998

Net Revenues                                      -                    -
Interest and Other Income                       317                  270

TOTAL INCOME                                    317                  270

COSTS AND EXPENSES

Interest Expense                                  7                    7
General and Administrative                  247,130              150,569

TOTAL COSTS AND EXPENSES                    247,137              150,576

Net ordinary income before taxes           (246,820)            (150,306)

Income taxes                                      -                    -

Other income/expense                              2                    2

Net income                                 (246,818)            (150,304)

Net income per share (basic)                  (.019)               (.013)

Net income per share (diluted)                (.019)               (.013)

Note 1:      Comparison of Statements of Income

There was no significant change in expenditures for the period ending December
31, 1999 as compared to the period ending December 31, 1998.  The Company's
Research and Development and General Expenses remained at approximately the same budget.


Note 2:      BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-SB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included. The information contained in the interim financial statements may not be indicative of the Company's future results of operations.


AUDITED FINANCIAL STATEMENTS

The financial statements below are audited and should be read in conjunction with "PLAN OF OPERATION" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information below may not be indicative of the Company's future results of operations.


September 25, 1999

To the Board of Directors
NTech Corporation
Monterey, California

Independent Auditor's Report

I have audited the accompanying balance sheets of NTech Corporation (A Development Stage Company) as of June 30, 1999 and 1998 and the related statements of operations and retained deficit, and changes in cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NTech Corporation (A Development Stage Company) as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's minimal operations to date have resulted in substantial net losses of $171,930 and $86,088 during the years ended June 30, 1999 and 1998 respectively. The Company has an accumulated deficit during the development stage of $258,018 and $86,088 at June 30, 1999 and 1998 respectively. The sole reason for the positive equity balance is the continuing effort of company personnel to sell common stock. There is no certainty they will be able to continue to do so, however management plans to rely on the sales of securities to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KEVIN G. BREARD, CPA, A Professional Accountancy Corporation
Kevin G. Breard

9010 Corbin Ave., Suite 7
Northridge, California  91324



                              Balance Sheet

                                 Assets



                                 		                  For the year
                                                     ended June 30,

                                                     1999      	     1998

Cash and cash equivalents                            $   3,842 	     $  6,083
Property and equipment		                               147,770 	       30,950
Organization costs, net of accumulated
amortization of $203 in 1999 and $70 in 1998               147            280

Total assets		                                       $ 151,759 	     $ 37,313


	                     Liabilities & Stockholders' Equity

Liabilities

Accounts payable and accrued expenses		              $   1,500 	            -
Loan payable related party		                            24,200 	            -
Commitments and contingencies		                              -   	          -

Total liabilities		                                     25,700 	            -

Stockholders' equity

Common stock, $0.0001 par value, 50,000,000 shares
authorized, 12,972,500 shares issued and 12,931,500
outstanding for 1999 and 9,833,900 shares issued and
outstanding for 1998	                                    1,293 	          983
Additional paid-in capital		                           382,784 	      117,431
Stock to be issued		                                         -  	       4,987
Accumulated deficit during the development stage	     (258,018)	      (86,088)
Treasury stock, at cost, 41,000 shares in 1999,
-0- shares in 1998                                           -              -

Total stockholders' equity		                           126,059 	       37,313

Total liabilities & stockholders' equity	            $ 151,759 	    $  37,313


The accompanying notes are an integral part of these financial statements.



                               Statement of Operations



			                                                 For the Year
			                                                 Ended June 30,

		                                                  1999	            1998

Revenue			                                           $      -  	     $      -

Total revenue		                                             -               -

Costs and expenses

Costs of sales			                                           -               -
General and administrative expenses		                 155,221          86,334
Research and development		                             16,735               -

Total costs and expenses		                            171,956          86,334

Net ordinary income (loss)		                         (171,956) 	      (86,334)

Other income and expenses

Interest income		                                          26             246
Total other income and expenses		                          26             246

Net income (loss) before income tax provision	       (171,930)        (86,088)

Provision for income taxes     		                           -               -
Income tax provision                 		                     -               -

Net income (loss)     		                          $  (171,930)     $  (86,088)

Earnings (losses) per share		                     $    (0.015)     $   (0.012)


The accompanying notes are an integral part of these financial statements.




                              Statement of Changes in Stockholders' Equity




                                           Common Stock    	      Accumulated
                                   	                 Additional   Deficit       Stock
                                                     Paid in      During the    to be    Treasury
                               Shares      Amount    Capital      Stage         Issued   Stock      Totals

Common stock issued for cash
at $0.0056 per share           4,500,000 	 $  450 	  $ 24,550 	   $        -  	 $     -  $     -  	 $   25,000
Common stock issued for cash
at $1.00 per share	               53,400 	      5 	    53,395 	            -  	       -  	     -  	     53,400
Common stock issued for
$16,718 in outside services	   4,920,500 	    492  	   16,226 	            -  	       -  	     -  	     16,718
Common stock issued for cash
at $0.40 per share	               60,000 	      6  	 	 23,994 	            -  	       -  	     - 	      24,000
Common stock issued for
$15,000 in outside services	     300,000 	     30 	    14,970 	            -  	       -  	     -  	     15,000
Stock to be issued, 6,650
shares for $0.75 per share	            -  	     -  	        -  	           -  	   4,987 	      -  	      4,987
Deferred offering costs charged
to additional paid-in capital	         -  	     -  	  (15,704)	            -  	       -  	     - 	     (15,704)
Net income (loss)		                    -        -  	        -  	     (86,088)	        -  	     -  	    (86,088)

Balances as of June 30, 1998   9,833,900  	$  983  	 $117,431    	$  (86,088)   $ 4,987 	$     -  	 $   37,313

Reclassification of stock to
be issued at June 30, 1998	            -   	    1 	     4,986 	            -  	  (4,987)       -  	          -
Issuance of stock for services	1,933,000 	    193 	    24,950 	            -  	       -   	    -  	     25,143
Issuance of stock		            1,505,600 	    150 	   225,387 	            -  	       -  	     -  	    225,537
Voided shares			                (300,000)	    (30)	   (14,970)            	-  	       -  	     -   	   (15,000)
Additional paid-in capital		           -  	     -  	   25,000 	            -  	       -  	     -  	     25,000
41,000 shares of stock returned		(41,000)	     (4)	         -  	           -  	       -  	     -  	         (4)
Net income (loss)		                    -        -           -  	    (171,930)         -  	     -  	   (171,930)

Balances as of June 30, 1999  12,931,500 	 $1,293    $382,784   	$  (258,018)	  $     -  $     -  	 $  126,059

The accompanying notes are an integral part of these financial statements.




                             Statement of Cash Flows


		                                                   For the Year
		                                                   Ended June 30,

		                                                   1999    	      1998
Cash flows from operating activities

Net income (loss)		                                  $ (171,930)    $ (86,088)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Amortization			                                             133            70
Issuance of stock for services		                            193 	         522
Issuance of additional paid-in capital for services	     24,950 	      31,196
(Decrease) increase in:
     Accounts payable and accrued expenses     	          1,500             -
     Total adjustments		                                 26,776        31,718

Net cash used by operating activities		                (145,154)	     (54,300)

Cash flow from investing activities
Organization Costs		                                          -  	       (350)
Purchase of property and equipment		                   (116,820)	     (30,950)
Net cash used in investing activities		                (116,820)	     (31,300)

Net cash flows from financing activities

Proceeds from short term loan payable
from related party	                                      24,200             -
Proceeds from issuance of common stock		                    113 	         983
Proceeds from stock to be issued			                           -         4,987
Proceeds from additional paid-in capital		              235,420        85,713
Net cash provided by financing activities		             259,733        91,683
Net increase (decrease) in cash and cash equivalents	    (2,241)	       6,083

Cash and cash equivalents at the beginning of the year	   6,083             0
Cash and cash equivalents at the end of the year	      $  3,842 	     $ 6,083

Supplemental disclosures of cash flow information

Cash paid during the period for
     Interest                                          $      - 	     $     1
     Income taxes                                      $      - 	     $     -

Noncash investing and financing transactions
     Issuance of common stock for $25,143 in outside
     services in 1999 and $31,718 in 1998
        Common stock		                                 $    193 	     $   522
        Additional paid-in capital		                   $ 24,950 	     $31,196
		                                                     $ 25,143 	     $31,718

The accompanying notes are an integral part of these financial statements.


NOTE 1:  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

General

NTech Corporation (the Company) was incorporated in the State of Delaware on July 29, 1997 for the primary purpose of developing, manufacturing and marketing nano-scale products ("nanotechnology"). Nanotechnology is the concept of miniaturizing products to a point that there becomes a practical commercial application of the products. The Company is in the development stage, and principal operating activities have not commenced. The Company's offices are located in Los Angeles, California, and the Company intends to use independent third parties to manufacture its products.

Going Concern

The Company's minimal operations to date have resulted in a substantial net operating loss. The sole reason for the positive equity balance is the continuing effort of the company personnel to sell common stock. There is no certainty they will be able to continue to do so.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Organization costs are amortized on a straight line basis over sixty months. For the years ended June 30, 1999 and 1998, amortization expense was $133 and $70 respectively.

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets.

Loss per share is computed using the weighted average number of common shares outstanding at that date. For the year ended June 30, 1999 and 1998, 41,000 and -0- shares, respectively, were returned to the Company and canceled.

Costs associated with the sale of common stock to the public are charged to additional paid-in capital after the shares of stock are sold.


NOTE 2:   PROPERTY, PLANT AND EQUIPMENT

The Company is in the process of building a piece of equipment. The asset will be depreciated when the construction is completed. At June 30, 1999 and 1998, $147,770 and $30,950, respectively, had been charged to property and equipment.


NOTE 3:  COMMITMENTS AND CONTINGENCIES

The Company has entered into a contract to build a piece of equipment (see note
2). The Company will be charged as the work progresses. The Company expects the contract to be completed by the end of the June 30, 2000 fiscal year. The expenditures associated with this contract will be capitalized to the property and equipment account and depreciated upon completion of the contract.


NOTE 4:  STOCK EXCHANGE FOR SERVICES

For the years ended June 30, 1999 and 1998, the Company issued 1,933,000 and 5,220,500 shares respectively of common stock in exchange for outside services rendered. The cost of the services has been charged to operations, and additional paid-in capital has been increased by $24,950 and $31,196 respectively, representing the excess of the cost of the services over the par value of the common stock issued.

The outside services for stock exchange were issued between $0.05 and $0.0001 per share.


NOTE 5:   SEGMENT INFORMATION

Industry Segment Data

The Company is still in the development stage, and no revenues have been earned.

Geographic Area Data

No revenues have been earned.